February 20, 2007


By facsimile to (515) 323-8509 and U.S. Mail


Mr. Brian D. Kletscher
Chairman and President
Highwater Ethanol, LLC
205 South Main Street, P.O. Box 96
Lamberton, MN 56152

Re:	Highwater Ethanol, LLC
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed February 7, 2007
File No. 333-137482

Dear Mr. Kletscher:

	We reviewed the filing and have the comments below.

General

1. Provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

2. Please include information regarding the terms of the promissory note and security interest you will take in subscribers` other units in the filing. We note that you have provided this information supplementally in response to prior comment 5.

Prospectus` Outside Front Cover Page

3. Limit the prospectus` outside front cover page to one page.
See
Item 501(a) of Regulation S-B. Please revise to include only the information that is required by Item 501, SEC Release 33-6900 and Guide 5, including, for example, only the most significant risk factors on the prospectus` outside front cover page. In this regard, there are several risks that attend an investment in an LLC, such as the fact that investors may not receive any cash distributions even though they may incur tax liabilities, that appear to be significant but are not enumerated. Similarly, while you state that investments will be in "illiquid securities," it is not made clear that the units are actually subject to restrictions on transfer. Several other items do not clearly express a risk and could be eliminated or revised. You could also safely eliminate your statements about the cost to complete the project and your board`s reservation of its right to change the location of the plant site. This information may be better placed in the body of your prospectus.

We will depend on Fagen, Inc. and ICM, Inc. to design our ethanol plant..., page 19

4. We note the disclosure on page 33 and elsewhere in the registration statement that Highwater Ethanol`s design-build agreement with Fagen terminates on March 26, 2007 unless a valid notice to proceed has been accepted by Fagen. If notice has not yet been accepted by Fagen, this seems to be a material risk that you should discuss. Please revise as necessary.

The plant site may have unknown environmental problems...which may delay or halt plant construction and delay our ability to generate revenue, page 20

5. We note the disclosures on pages 33-34 and elsewhere in the registration statement that one of the two remaining options to purchase land expires on March 31, 2007 and one of the two remaining options to purchase land expires on December 31, 2008. If the impending expiration of either or both of these options presents a material risk, please discuss this as a risk factor.

6. The environmental matters you discuss in this risk factor do not
seem to present a current material risk, as you state that you have
no reason to believe that there is a material risk of
environmental
problems. You are not required to discuss any possible risk, no matter how remote. Instead, focus readers` attention on risks that
are material.   Please revise this risk to explain how it is
currently material, or remove it.

Federal Income Tax Consequences of Owning Our Units, page 82

7. We note the disclosure you have revised in response to prior comments 8 and 9. Please remove statements that suggest that investors can not rely on counsel`s opinion, or that counsel does not have any liability for its opinion to the investors. For example, in several places, you state that the opinion is "not a guarantee of" and "does not assure" tax consequences. While this may be true, this language suggests that investors might not be able to rely on the opinion. Note that we will not object to your statement that the opinion is not binding on the Internal Revenue Service.

8. Please revise the reference in the third paragraph to "our taxation of investors", since the company is not taxing investors.

9. Please revise the reference the discussion being "an expression of our tax counsel`s professional judgment" and clarify that it is counsel`s opinion.

10. Since the word "generally" may imply that investors cannot rely on the disclosures, please delete the word "generally" throughout this discussion, including:

* The second sentence under "Passive Loss Rules."

* The second sentence under "Passive Activity Income."

* The first sentence under "Allocation of Income and Losses."

Exhibit Index

11. Refer to prior comment 11. The disclosure in the exhibit index should conform to the disclosure included in Item 27 of Form SB-2. Thus, as requested previously, for exhibits filed previously, indicate by footnote or otherwise also in the exhibit index that the exhibits have been filed previously.

Exhibit 5.1

12. Although you represent that you revised the form of legal opinion in response to prior comment 14, you did not do so. As noted previously, counsel must consent also to being named under "Legal Matters" in the registration statement. Please revise exhibit 5.1 to include counsel`s consent. Alternatively, file counsel`s consent as a separate exhibit to the registration statement.

Exhibit 10.9

13. It does not appear that you filed the proposal from Earth Tech Consulting, Inc. as an exhibit to the registration statement in response to prior comment 15. Exhibit 10.17 is only a cover letter for the proposal, which is not attached.

Other

14. Refer to prior comment 16. As noted previously, you did not mark all changed materials in pre-effective amendment 1 to the registration statement as required by Rule 310 of Regulation S-T. Further, you have not marked all changed materials in pre-effective amendment 2 to the registration statement as required by Rule 310 of
Regulation S-T. For example, refer to "Subscription Procedures" and
Escrow Procedures" under "The Offering" in the prospectus` summary section that were not marked in either pre-effective amendment to the registration statement. Please comply with the rule`s requirements in future filings.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Highwater Ethanol may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Highwater Ethanol thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.
We
may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Highwater Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Highwater Ethanol requests acceleration of the registration statement`s effectiveness, Highwater Ethanol should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Highwater Ethanol from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Highwater Ethanol may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Highwater Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
  Assistant Director

cc:	Harold N. Schneebeck, Esq.
	Judd W. Vande Voort, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	666 Grand Avenue, Suite 2000
	Des Moines, IA 50309-2510



Mr. Brian D. Kletscher
February 20, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE